October 18, 2024

Martin Weeks
Executive Vice President and Group Treasurer
The Bank of Nova Scotia
40 Temperance Street
Toronto, Ontario
Canada M5H 0B4

       Re: The Bank of Nova Scotia
           Registration Statement on Form S-3
           Filed October 9, 2024
           File No. 333-282565
Dear Martin Weeks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance